SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For: June 16, 2010

BONSO ELECTRONICS
INTERNATIONAL INC.
(Translation of Registrant’s name into English)

Unit 1915-1916, 19/F, Delta House
3 On Yiu Street, Shek Mun,
Shatin, Hong Kong
 (Address of principal executive offices)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ___X__                                        Form 40-F ______

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____                                                      No ___X__

Changes in the presentation of the waivers of loans and the gain from disposal of a subsidiary in the consolidated statement of operations (“income statement”) for the fiscal year ended March 31, 2009

With reference to the accounting literature found in FASB ASC 205-20-45-3 and FASB ASC 810-10-45-1, Bonso Electronics International, Inc. (the “Company”) is reclassifying the income statement for the fiscal year ended March 31, 2009.  A discussion of the specific reclassifications  and a table reflecting the specific line items affected are below.

According to FASB ASC 205-20-45-3, “in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of a business entity or statement of activities of a not-for-profit entity (NFP) for current and prior periods shall report the results of operations of the component, including any gain or loss recognized in accordance with paragraphs 360-10-35-40 and 360-10-40-5, in discontinued operations.”  As a result, the Company has revised the consolidated statement of operations and comprehensive income (“income statement”) and statement of cash flows, by reclassifying the gain from disposal of a subsidiary of $363,411 from continuing operations to discontinued operations.

According to FASB ASC 810-10-45-1, “as consolidated financial statements are based on the assumption that they represent the financial position and operating results of a single economic entity, such statements shall not include gain or loss on transactions among the entities in the consolidated group.”  Therefore, the Company has revised the income statement and statement of cash flows by removing the waiver of loan to subsidiaries of $3,690,590 and the waiver of loan to subsidiaries held for sale of $2,180,779 from continuing operations and reclassified them to discontinued operations.  Also, we have revised footnote 12 by removing the loan forgiveness from continuing operations of $3,690,590, and by reducing other income by $2,180,779 from $2,849,087 to $668,308.

The above reclassifications to the income statement and footnote 12 do not affect the net sales, gross profit, net loss, comprehensive loss and earnings per share for the fiscal year ended March 31, 2009 which remain unchanged.  As detailed in the table below, the reclassifications only affect the loss from continuing operations and loss from discontinuing operations in the income statement and statement of cash flows.  The Company intends to include the above changes on the income statement for the fiscal year ended March 31, 2009, in the Form 20-F for the fiscal year ended March 31, 2010.

Below is a table showing the lines that will be reclassified in the income statement for the fiscal year ended March 31, 2009.  The complete financial statements that include the reclassifications will be included in the Form 20-F for the fiscal year ended March 31, 2010.

	presentation as in Form 20-F filed on September 30, 2009		reclassifications made	revised presentation

	Year ended March 31,			Year ended March 31,
	2009			2009

(Lines omitted)	$	$		$

Loss from operations	-4,149,263			-4,149,263
Gain from disposal of a subsidiary	363,411		-363,411	0
Interest income	126,544			126,544
Interest expenses	-209,268			-209,268
Foreign exchange loss	-278,944			-278,944
Gain on disposal of property	162,681			162,681
Other income (expenses)	706,541			706,541
Waiver of loan to subsidiaries	-3,690,590		3,690,590	0
Waiver of loan to subsidiaries held for sale	-2,180,779		2,180,779	0

Loss before income taxes	-9,149,667			-3,641,709
Income tax expense	-208,003			-208,003

Loss from continuing operations	-9,357,670			-3,849,712
Loss from discontinued operations, (including gain from disposal of $363,411), net of tax	1,773,256		+ 363,411 -2,180,779	-3,734,702
			- 3,690,590
Net loss	-7,584,414			-7,584,414

Other comprehensive income, net of tax:
Foreign currency translation adjustments, net of tax	811,368			811,368

Comprehensive loss	-6,773,046			-6,773,046

				(restated)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC.
(Registrant)

Date: June 16, 2010	By: /s/ Albert So
Albert So, Chief Financial Officer and Secretary